Mail Stop 3561

      August 31, 2005


Roland Bryan
President, CEO and Chairman
MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California  93101

	RE:  	MachineTalker, Inc.
      Registration Statement on Form SB-2
      Filed August 1, 2005
      File No. 333-122822

Dear Mr. Bryan:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update the financial statements included in your filing in accordance with the requirements of Item 310(g) of Regulation S-B.
2. Please tell us whether you are relying on Rule 415, and, if so, please include the Rule 415 box and related paragraph concerning Rule
415 on the first page of your Form SB-2. We note that you have included the Rule 415 undertaking under Item 512(a) of Regulation S-B and your disclosure in the prospectus suggests the selling stockholders are offering the securities for resale on a continuous basis.
1.
Prospectus Cover Page
3. You state that you have applied to "list" your securities on the
OTC Bulletin Board. Revise here and elsewhere to make clear that securities are approved for quotation on the OTC Bulletin Board, not listed for trading.
4. Limit your prospectus cover page to the information required by
Item 501 of Regulation S-B. In this regard, you should remove from this page your second paragraph. In addition, please delete the paragraph that details your business and rely on the discussion of your business in your prospectus summary and elsewhere.

Prospectus Summary Information, page I-3
5. To ensure that you provide a balanced discussion, please discuss the following in the summary:

* that your auditors have raised a concern as to your ability to continue as a going concern;
* the amount of your net losses for the last two fiscal years and periods in 2005; and
* the limited extent of your operations and revenues.
6. To assist investors in understanding your technology and business, please briefly explain in easy-to-understand terms what you mean by
"smart" security networks and "dumb" detectors or nodes. Also give a brief, concrete example of how a customer uses your product.

Risk Factors, page I-4

	General
7. Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as "We may fail to complete development of our smart security network technology" (page I-5) and
"We may not be able to protect our trademarks" (page I-5).
These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties.
Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.
8. Include a risk factor that discusses the significance of the auditors` going concern qualification in its report and why the circumstances pose a risk to your investors.
9. We note your statement on page I-34 in management`s discussion and analysis that you expect revenue "to exceed operating costs in the foreseeable future because of the adoption of [y]our product line by a significant customer." Include a risk factor that discusses the degree to which you can rely on customer orders for revenues; for example, do you have long-term contracts with this significant customer or any other customers? Are they able to terminate their relationship with you on little or no notice? Do they have to purchase a particular volume from you?

We have a limited operating history..., page I-5
10. We note your statement "We only recently commenced selling our wireless control smart security system." Also indicate here how much in revenues you have generated from such sales and when the first sale occurred.

We may not be able to successfully develop or protect our
proprietary
rights, page I-5
11. Please delete the mitigating language "While we have filed a patent application for that technology and plan to file for patent and copyright protection whenever warranted."
12. We note your statement that you "have not yet been granted a patent for [y]our smart security network technology." Please note the degree to which your business depends on your smart security
network technology and your being able to utilize it.   Describe
the
risk posed by your not having the protection of a patent for your technology.

Our failure to meet our financial obligations..., page I-8
13. Expand your disclosure to include the likelihood of occurrence so that investors can assess the degree of risk. Have you had difficulty in the past paying for materials and services for your business on a timely business? Have your assets been subject to liens in the past, and are they currently?

Possible Risks of Fraud and Abuse in the Market for Penny Stocks, page I-10
14. Please remove your attribution to the Commission of the description of the market for penny stocks and patterns in abuse.


Dilution, page I-12
15. Please disclose and quantify the further dilution to new investors that will occur upon exercise of your outstanding stock options.

Selling Security Holders, page I-12
16. Tell us whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. We may have further comments based upon your response.
17. Identify the natural persons who have voting or investment control of BRP Enterprises.

MachineTalker, Inc., page I-23

General
18. Describe at the outset whether or not your operations currently primarily concern developing and marketing your technology, rather than realizing significant sales. For instance, under "Field Sales
Force" on page I-29, you state that "MTI has chosen to use a direct sales force because our large accounts require considerable customer education and post-sales support...," which implies that you have large accounts. Also, disclose the number of customers you have.
19. Also, clarify the extent to which your technology already has been used by customers, in demonstrations, or in research and development, to support your statements throughout this business section concerning the various general uses of your technology.

History, page I-23
20. Indicate that you previously had an obligation to file periodic reports from 2002 to the time that you filed your Form 15 in 2004, that you failed to file annual, quarterly and current reports with the Commission beginning with the annual report for the fiscal year ended December 31, 2002, and why you failed to do so.
21. Explain what you mean on page I-23 by a "provisional patent," and note to what technological aspect of your business it concerns.
22. To assist investors in understanding how your business operates, please illustrate, in a very basic and concrete fashion, how a typical customer uses each of your general services.

Proprietary Technology, page I-25
23. Indicate the current status of your patent application and how long you believe the patent application process will take.

Applications for Machine Talker Smart Security Network Technology, page I-27
24. Describe the material terms of the Kellogg, Brown & Root agreement. Discuss what you provide, for what consideration, when your performance began, and when the agreement expires. Clarify whether you have an agreement with NASA or an agreement with a contractor of NASA, and then similarly provide a description of the material terms of that agreement. We note that the exhibits you have filed suggest that the former agreement`s term has expired and that it is not clear whether the latter went further than the proposal stage.

Competition, page I-30
25. Describe in greater detail how you expect to compete with these larger companies given your limited resources. Disclose your competitors` relative size and market share. Please also clarify why you believe that your "ad-hoc wireless network approach" will distinguish your security systems from the competition.

Management`s Discussion and Analysis, page I-32

Current Overview, page I-34

Results of Operations for the Three Months Ended March 31,
2005...,
page I-34
26. Much of your disclosure here is merely recitation of changes in line items from the financial statements. You are required also to discuss your analysis of the reasons for those changes. Additionally, disclose any material effects reasonably likely to result from known trends, commitments and uncertainties. Please generally revise this section and consider Securities Act Release No. 33-8350 (December 19,
2003), which is available on our website. As one example, you state,
"[w]hile currently operating costs exceed revenue because sales are not yet significant, revenue is expected to eventually exceed operating costs in the foreseeable future because (1) quantity sales to OEMs and (2) licensing of SMMP(R) to systems integrators is expected to occur." Describe when and why you expect such sales and licensing to occur so that your revenues will exceed operating costs.
Please also discuss your ability to continue as a going concern and disclose what steps management intends to take to remove the going concern qualification from the audit opinion.

27. We note your disclosure that "the Company received a large milestone payment in December 2004, and expects additional milestone payments in the second quarter of 2005." Please disclose how much this milestone payment was and the name of the customer. Tell us why you believe it is appropriate to recognize the full amount of this payment as revenue in 2004 and refer to your basis in the accounting literature. Please also update your disclosure regarding these milestone payments through the second quarter.
28. We note your statement on page I-35 that you "are currently incurring operating deficits which are expected to continue until June 30, 2006." Please note why June 30, 2006 is significant. Also, quantify your capital expenditures for the next twelve months and describe your expected source of funds for such expenditures.

Executive Compensation, page I-36
29. Please revise your summary compensation table to include the four most highly compensated executive officers other than the CEO who were serving as executive officers at the end of the last completed fiscal year. See Items 402(a) and (b) of Regulation S-B. We note that Mr. Nadler is not included in the table.
30. In the notes to your summary compensation table on page I-36, you state that your executive officers forwent portions of their salaries in 2003 and 2004. Please confirm to us in your response letter that your obligation to pay those portions of their 2003 and 2004 salaries was extinguished when the officers made the decision to forego them and that you have no current or future obligation to pay those portions.
31. Please include the option grants table described in Item
402(c)
of Regulation S-B. We note that Mr. Nadler was issued options in the last fiscal year, and it is not apparent whether Messrs. Bryan and Kleveland were also issued options last year.

Glossary, page I-37
32. Please refer to Rule 421(b)(3) of Regulation C which specifies that you should not include a glossary unless the meaning of terms in the prospectus is unclear from the context and only if it facilitates understanding of the disclosure. Consider explaining the meaning of a term, to the extent it needs to be explained, the first time the term appears in the prospectus, rather than relying on a glossary.

Additional Information, page I-38
33. Revise to include the current address of our public reference room in Washington, D.C. at 100 F. Street, N.E.
Financial Statements for three months ended March 31, 2005

4. Stock Options, page F-9
34. We refer to your discussion of the grant of a total of
3,817,000
warrants to ten individuals for marketing services rendered with a fair value of $23,404. Tell us how this transaction was reflected in your Statement of Cash Flows.

Financial Statements for the years ended December 31, 2004 and
2003

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-17
35. We note your statement that you are in the process of developing and implementing accrual-based revenue recognition policies. Tell us how you accounted for all of your revenue during the fiscal year ended 2004 and fiscal quarter(s) ending 2005, and provide your reference(s) to relevant accounting literature. Revise your accounting policy to accurately reflect your revenue recognition.


Item 26. Recent Sales of Unregistered Securities, page II-1
36. Where you issued common stock in exchange for services, please state what the services have been and who has been rendering them to you.

Signatures, page II-4
37. Indicate which executive officer is signing in the capacity of principal accounting officer or controller. See Instructions for signatures to Form SB-2.

Exhibits
38. We note counsel`s opinion concerns the shares covered by the prospectus, which is defined as the "Prospectus, dated August 1, 2005." Please note that the legality opinion must concern the shares being registered as of effectiveness of the registration statement and that, because of the way in which the term prospectus has been defined, counsel`s date reference concerning the prospectus would have to be updated with each pre-effective amendment to the registration statement.
39. On the cover of Attachment A to the Kellogg Brown & Root agreement filed as exhibit 10.2, you include the parenthetical "Redacted pursuant to Rule 406 of Regulation C of the Securities Act." We also note your disclosure in footnote 1 of your exhibit list that "[t]he Company may file a request for confidential treatment . . ." (emphasis added) Please either refile the exhibit with the redacted portions included or submit an application for confidential treatment to request the redaction of this information.
For guidance refer to Rule 406 and Staff Legal Bulletin No. 1A
(Feb.
28, 1997 with the July 11, 2001 addendum). If you file a confidential treatment request rather than refile your agreement in its entirety, please also revise footnote 1 to state that certain portions of the exhibit have been omitted based upon a request for confidential treatment. You should also note in your footnote that the non-public information has been filed with the Commission. Please be advised that we will not act on any request for acceleration of effectiveness until we have cleared comments on the request for confidential treatment.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Nicole Holden, Staff Accountant, at (202)
551-
3374, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at
(202) 551-3359, or Albert Pappas, Senior Staff Attorney, at (202) 551-3378, with any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (310-393-2004)
      Mark Richardson, Esq.
	Richardson & Associates

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Mr. Bryan
MachineTalker, Inc.
August 31, 2005
Page 7